FORM 11K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 ANNUAL REPORT

       Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 1998

                          COMMISSION FILE NO. 0-12781

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

------------------------------------------------------------------------------
                CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
------------------------------------------------------------------------------

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               CULP, INC.
               101 SOUTH MAIN STREET
               P.O. BOX 2686
               HIGH POINT, NORTH CAROLINA 27261-2686

            There were no material changes in the Plan or the Investment Policy of the Plan. Culp, Inc. has made no profit sharing contributions during the past five years. The approximate number of employees participating in the Plan at December 31, 1998 was 1,825. The Retirement Committee administers the Plan, and its members are Phillip W. Wilson, Kenneth M. Ludwig and Robert G. Culp, III, all employees of Culp, Inc.

              Financial Statements and Exhibits.

            (a) Financial Statements. A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

            Financial Statement                             Page of Report

            Report of Independent Accountants                     1
            Statements of Net Assets Available                    2
                  for Plan Benefits
            Statements of Changes in Net Assets                   3
                  Available for Plan Benefits
            Notes to Financial Statements                         4

            (b)  Exhibits.  No exhibits are filed with this annual report.


                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                        CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

                        By:  Culp, Inc. Plan Administrator

                        By:  The Culp, Inc. Retirement Committee

Date:   June 29, 1999


                              Robert G. Culp, III
                              -------------------


                              Phillip W. Wilson
                              -------------------


                              Kenneth M. Ludwig
                              -------------------

                        INDEPENDENT AUDITORS' REPORT


To the Retirement Committee of the
Culp, Inc. Employees' Retirement Builder Plan
High Point, North Carolina


We have audited the accompanying statements of net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December
31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 1998. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 1998 and 1997 and the changes in its net assets available for plan benefits for each of the years in the three year period ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules presented on pages 12 through 15 are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedules on pages 12 and 13 are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information for the years ended December 31, 1998, 1997 and 1996 has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole. The supplemental information for the years ended December 31, 1995 and 1994 was audited by us and our report dated March 15, 1996 expressed an unqualified opinion on such information in relation to the basic financial statements for those years taken as a whole.

Dixon Odom PLLC

High Point, North Carolina
March 25, 1999

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1998 and 1997
--------------------------------------------------------------------------------


ASSETS                                                  1998          1997
                                                    -----------    -----------
Investments, at fair value                          $25,965,403    $25,814,249
Receivables
  Employer contributions                                104,007        176,879
  Employee contributions                                261,725        432,309
                                                    -----------    -----------
                                     TOTAL ASSETS    26,331,135     26,423,437
                                                    ===========    ===========

LIABILITIES

Accounts payable                                            441            751
                                                    -----------    -----------
                             NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS   $26,330,694    $26,422,686
                                                    ===========    ===========

See accompanying notes.                                                 Page 2

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


                                                   1998          1997         1996
                                                ---------     ----------    ---------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
  Net income from investment in a common trust  $ 1,566,882  $ 2,327,091  $ 1,390,480
  Appreciation (depreciation) in fair value of
   Culp, Inc. Stock Fund                         (3,904,082)   1,424,837    1,080,348
  Dividend income from Culp, Inc. Stock Fund            281       20,216       32,073
  Interest income from participant loan fund            135          -            -
  Contributions
    Employer                                      1,255,704       987,617      870,394
    Employees                                     3,107,175     2,386,222    2,110,867
    Direct rollovers                                355,722        68,171            -
    Loan principal                                      603             -            -
                                                -----------    ----------   ----------
                             TOTAL ADDITIONS      2,382,420     7,214,154    5,484,162
                                                -----------    ----------   ----------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO
  Benefits paid to participants                   2,403,439     1,562,644    1,591,272
  Insurance                                           4,167         7,869        9,126
  Trustee fees                                       66,203        27,193       50,457
  Loan repayment                                        603             -            -
                                                 ----------    ----------   ----------
                            TOTAL DEDUCTIONS      2,474,412     1,597,706    1,650,855
                                                 ----------    ----------   ----------
                     NET INCREASE (DECREASE)        (91,992)    5,616,448    3,833,307

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
  Beginning of year                              26,422,686    20,806,238   16,972,931
                                                 ----------    ----------   ----------
                                 END OF YEAR    $26,330,694   $26,422,686  $20,806,238
                                                ===========   ===========  ===========

See accompanying notes.                                                   Page 3

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------
The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments and Income Recognition
-----------------------------------------------
Investments in common trust funds are stated at fair value based on the values of the respective instruments held by each fund as determined by the quoted market prices on the last day of the plan year. Investments in common stocks are stated at fair value as determined by the quoted market prices on the last day of the plan year. The cost of securities sold is determined based on average cost.

Purchases and sales of investments are reported on a trade date basis. Income from investments is reported as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------
Benefits are recorded when paid.

Allocated Insurance Contracts
-----------------------------
Assets related to life insurance purchased through the Plan are excluded from plan assets.


NOTE B - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees' Retirement Builder Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General
-------
The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. (the Company) and its subsidiaries who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1998 and July 1, 1998, employees of Phillips Mills, Inc. and the Wetumpka division of Dan River, Inc. were admitted into the Plan and must meet the above general requirements in order to participate in the Plan.

Contributions
-------------
The Plan was established in 1982 as a profit-sharing plan to which contributions determined by the Board of Directors of Culp, Inc. could be made on a discretionary basis. No profit-sharing contributions were made during 1998, 1997 or 1996.

In November 1986, the Plan was amended to include provisions for 401(k) contributions and several related investment options. Participants may contribute from 2% to 15% of their annual compensation as 401(k) contributions. The Company makes a matching contribution equal to 50% of the participant's contribution up to the first 5% of annual compensation. Participants may elect to have contributions invested in 25% increments in a value fund, a guaranteed insurance contract fund, a Culp, Inc. stock fund, or a balanced fund. Contributions are subject to certain limitations.

In addition to its contributions to the Plan, the Company paid administrative expenses on behalf of the Plan which totaled $0 for the year ended December 31, 1998, $0 for the year ended December 31, 1997 and $8,988 for the year ended December 31, 1996.

Participant Accounts
--------------------
401(k) contributions are credited on a specific identification basis. Income of the respective funds is allocated based on participants' account balances. Upon retirement, death or termination, the participant or beneficiary may elect to receive either a lump sum amount equal to the vested portion of his account, or an annuity contract of equivalent value. Upon termination, life insurance coverage purchased through the Plan may be either converted to cash or transferred to the participant.

Vesting
-------
Participants are immediately vested in their profit-sharing accounts and their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

Payment of Benefits
-------------------
On termination of service, a participant may elect to receive either a lump-sum distribution or monthly or annual installments over a term not to exceed the lesser of fifteen years or life expectancy of the participant and the designated beneficiary.

Participant Loans
-----------------
Culp, Inc. acquired Artee Industries, Inc. in 1998 and amended the Plan effective August 1, 1998 to allow existing loan balances from Artee Industries, Inc. to enter the Plan. No new loans may be established under this amendment. As of December 31, 1998, there was one loan outstanding with a balance of $3,366.

NOTE C - INVESTMENT FUNDS

The following information summarizes the financial condition of the Plan by investment option as of December 31, 1998 and 1997:

                                             December 31, 1998
---------------------------------------------------------------------------------------------------------------
                                                  Guaranteed
                          Participant              Insurance     Life
                            Loan         Value     Contract   Insurance   Stock       Balanced
                            Fund         Fund        Fund        Fund      Fund         Fund         Total
                         ---------    ----------  -----------  --------  ----------  -----------  -------------
ASSETS
  Investments            $    3,366    $6,407,546  $   9,927,482 $      - $ 3,831,663  $5,795,346   $ 25,965,403
  Receivables
   Employer contributions         -        22,483         40,152        -      21,820      19,552        104,007
   Employee contributions         -        60,508         95,975        -      55,683      49,559        261,725
                          ---------    ----------    -----------   ------- ----------  -----------  ------------
       TOTAL ASSETS           3,366     6,490,537     10,063,609        -   3,909,166   5,864,457     26,331,135

LIABILITIES
  Accounts payable                -             -            441        -           -           -            441
                           --------    ----------   ------------ --------  ----------  -----------   -----------
         NET ASSETS
      AVAILABLE FOR
      PLAN BENEFITS       $   3,366    $6,490,537  $  10,063,168 $      - $ 3,909,166  $5,864,457   $ 26,330,694
                           ========    ==========  ============= ========  ==========  ===========   ===========

                                             December 31, 1997
---------------------------------------------------------------------------------------------------------------
                                                  Guaranteed
                          Participant              Insurance     Life
                            Loan         Value     Contract   Insurance   Stock       Balanced
                            Fund         Fund        Fund        Fund      Fund         Fund         Total
                          ----------   ----------  ------------  --------  ----------  -----------   -----------
ASSETS
  Investments            $        -    $5,261,068  $  8,969,261 $       - $ 6,495,731  $5,088,189   $ 25,814,249
  Receivables
   Employer contributions         -        34,943        71,240         -      40,687      30,009        176,879
   Employee contributions         -        91,197       162,562         -     102,820      75,730        432,309
                         ----------    ----------   -----------  --------  ----------  -----------  ------------
       TOTAL ASSETS               -     5,387,208     9,203,063         -   6,639,238   5,193,928     26,423,437

LIABILITIES
  Accounts payable                -             -           751         -           -           -            751
                         ----------    ----------   -----------  --------  ----------  -----------  ------------
         NET ASSETS
      AVAILABLE FOR
      PLAN BENEFITS        $      -    $5,387,208  $  9,202,312 $       - $ 6,639,238  $5,193,928   $ 26,422,686
                         ==========    ==========   ===========  ========  ==========  ===========  ============

                                                                          Page 6

The following information summarizes the changes in net assets available for plan benefits by investment option for the years ended December 31, 1998, 1997 and 1996:

                                 Year Ended December 31, 1998
---------------------------------------------------------------------------------------------------------------
                                                         Guaranteed
                                 Participant              Insurance     Life
                                    Loan         Value     Contract   Insurance    Stock       Balanced
                                    Fund         Fund        Fund        Fund       Fund         Fund         Total
                                 ---------    ----------  -----------  --------   ----------  -----------  ------------
 ADDITIONS TO NET
 ASSETS ATTRIBUTED TO
 Net income from investment in
   a common trust                 $      -      $466,424    $ 514,987   $     -   $       -     $585,471     $1,566,882
  Depreciation in fair value of
   Culp, Inc. Stock Fund                 -             -            -         -   (3,904,082)          -     (3,904,082)
  Dividend income from Culp, Inc.
   Stock Fund                            -            58          107         -           68          48            281
  Interest income from participant
   loan fund                             -             -            -         -           67          68            135
  Contributions
   Employer                              -       294,547      439,865         -      291,083     230,209      1,255,704
   Employees                             -       763,667    1,033,877     5,790      728,033     575,808      3,107,175
   Direct rollovers                  3,969        92,900       73,414         -       96,850      88,589        355,722
   Loan principal                        -             -            -         -          301         302            603
                                 ---------    ----------  -----------  --------   ----------  -----------  ------------
    TOTAL ADDITIONS                  3,969     1,617,596    2,062,250     5,790   (2,787,680)  1,480,495      2,382,420
                                 ---------    ----------  -----------  --------   ----------  -----------  ------------
DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO
  Benefits paid to participants          -       444,279    1,367,074     5,790      289,443     296,853      2,403,439
  Insurance                              -           607        1,528         -          605       1,427          4,167
  Trustee fees                           -        15,043       24,125         -       13,052      13,983         66,203
  Loan repayment                       603             -            -         -            -           -            603
                                 ---------    ----------  -----------  --------   ----------  -----------  ------------

   TOTAL DEDUCTIONS                    603       459,929    1,392,727     5,790      303,100     312,263      2,474,412
                                 ---------    ----------  -----------  --------   ----------  -----------  ------------
       NET INCREASE
         (DECREASE)                  3,366     1,157,667      669,523         -   (3,090,780)  1,168,232        (91,992)

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
  Beginning of year                      -     5,387,208    9,202,312         -    6,639,238   5,193,928     26,422,686

  Fund transfers                         -       (54,338)     191,333         -      360,708    (497,703)             -
                                 ---------    ----------  -----------  --------  -----------  ----------   ------------
        END OF YEAR               $  3,366    $6,490,537  $10,063,168   $     -  $ 3,909,166  $5,864,457    $26,330,694
                                 =========    ==========  ===========  ========  ===========  ==========   ============


                                  Year Ended December 31, 1997
---------------------------------------------------------------------------------------------------------------
                                                        Guaranteed
                                Participant               Insurance     Life
                                     Loan         Value     Contract   Insurance    Stock       Balanced
                                     Fund         Fund        Fund        Fund       Fund         Fund         Total
                                  ---------    ----------  -----------  --------   ----------  -----------  ------------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
Net income from investment in
   a common trust                 $      -      $981,246     $483,155    $     -   $        -     $862,690    $2,327,091
  Appreciation in fair value of
   Culp, Inc. Stock Fund                 -             -            -          -     1,424,837           -     1,424,837
  Dividend income from Culp, Inc.
   Stock Fund                            -             -            -          -        20,216           -        20,216
  Contributions
   Employer                              -       195,678      386,973          -       228,362     176,604       987,617
   Employees                             -       499,405      884,821      5,590       561,414     434,992     2,386,222
   Direct rollovers                      -        17,482            -          -        17,482      33,207        68,171
                                 ---------    ----------  -----------  --------   ----------  -----------  ------------
    TOTAL ADDITIONS                      -     1,693,811    1,754,949      5,590     2,252,311   1,507,493     7,214,154
                                 ---------    ----------  -----------  --------   ----------  -----------  ------------
DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO
  Benefits paid to participants          -       132,373      926,649      5,590       303,065     194,967     1,562,644
  Insurance                              -           624        4,408          -         1,124       1,713         7,869
  Trustee fees                           -         4,611       10,931          -         6,509       5,142        27,193
                                 ---------    ----------  -----------  --------   ----------  -----------  ------------
   TOTAL DEDUCTIONS                      -       137,608      941,988      5,590       310,698     201,822     1,597,706
                                 ---------    ----------  -----------  --------   ----------  -----------  ------------
       NET INCREASE                      -     1,556,203      812,961          -     1,941,613   1,305,671     5,616,448

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
  Beginning of year                      -     3,566,525    8,575,602          -     4,744,903   3,919,208    20,806,238

  Fund transfers                         -       264,480     (186,251)         -       (47,278)    (30,951)            -
                                 ---------    ----------  -----------  ---------   -----------  ----------  ------------
        END OF YEAR  $                   -    $5,387,208  $ 9,202,312  $       -   $ 6,639,238  $5,193,928  $ 26,422,686
                                 =========    ==========  ===========  =========   ============ ==========  ============


                                 Year Ended December 31, 1996
---------------------------------------------------------------------------------------------------------------
                                                        Guaranteed
                               Participant               Insurance     Life
                                   Loan         Value     Contract   Insurance    Stock       Balanced
                                   Fund         Fund        Fund        Fund       Fund         Fund         Total
                                ---------    ----------  -----------  --------   ----------  -----------  ------------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
  Net income from investment in
   a common trust                $      -   $  540,670   $  441,212  $      -   $        -   $  408,598  $  1,390,480
  Appreciation in fair value of
   Culp, Inc. Stock Fund                -            -            -         -    1,080,348            -     1,080,348
  Dividend income from Culp, Inc.
   Stock Fund                           -            -            -         -       32,073            -        32,073
  Contributions
   Employer                             -      150,672      391,215         -      155,581      172,926       870,394
   Employees                            -      391,122      910,076    10,604      378,196      420,869     2,110,867
                                ---------    ----------  -----------  --------   ----------  -----------  ------------
    TOTAL ADDITIONS                     -    1,082,464    1,742,503    10,604    1,646,198    1,002,393     5,484,162
                                ---------    ----------  -----------  --------   ----------  -----------  ------------
DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO
  Benefits paid to participants         -       72,284    1,006,442    10,604      303,316      198,626     1,591,272
  Insurance                             -          744        5,669         -          731        1,982         9,126
  Trustee fees                          -        7,892       23,003         -        9,598        9,964        50,457
                                ---------    ----------  -----------  --------   ----------  -----------  ------------
   TOTAL DEDUCTIONS                     -       80,920    1,035,114    10,604      313,645      210,572     1,650,855
                                ---------    ----------  -----------  --------   ----------  -----------  ------------
       NET INCREASE                     -    1,001,544      707,389         -    1,332,553      791,821     3,833,307

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
  Beginning of year                     -    2,407,144    8,101,720         -    3,011,066    3,453,001    16,972,931

  Fund transfers                        -      157,837     (233,507)        -      401,284     (325,614)            -
                                ---------    ----------  -----------  --------   ----------  -----------  ------------
        END OF YEAR              $      -   $3,566,525  $ 8,575,602  $      -   $4,744,903  $ 3,919,208  $ 20,806,238
                                =========    =========   ===========  ========   =========   ===========  ============

NOTE D - INVESTMENTS

The following table presents the fair value of investments at December 31, 1998 and 1997. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                         1998          1997
                                                     -----------    -----------
  Investments at fair value as determined by quoted
   market price:
    Common trust funds:
      First Union Funds Value Portfolio Trust        $ 6,407,546    $ 5,261,068
      Common trust fund - Money Market Stable
       Investment Fund                                 9,927,482      8,969,261
      First Union Funds Balanced Portfolio Trust       5,795,346      5,088,189
    Culp, Inc. common stock                            3,831,663      6,495,731

  Investments at cost which approximates fair value:
    Participant loans                                      3,366              -
                                                     -----------    -----------
                                                     $25,965,403    $25,814,249
                                                     ===========    ===========

The Plan's investments (including investments bought, sold, and held during the year) have appreciated (depreciated) in value as follows:


                                              1998         1997         1996
                                           ----------   ----------   ----------
  Investments at fair value as determined by
   quoted market price:
    Common trust funds                     $ 1,566,882   $2,327,091   $1,390,480
    Culp, Inc. common stock                 (3,904,082)   1,424,837    1,080,348
                                           -----------   ----------   ----------
                                           $(2,337,200)  $3,751,928   $2,470,828
                                           ===========   ==========   ==========

NOTE E - ACCOUNTS OF TERMINATED PARTICIPANTS

Included in net assets available for plan benefits at December 31, 1998 and 1997 is $264,232 and $446,180, respectively, allocated to the accounts of persons who elected to withdraw from the Plan or who were terminated but have not yet been paid.


NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE G - INCOME TAX STATUS

The Plan obtained its last determination letter on June 15, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


NOTE H - RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by First Union National Bank. First Union National Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

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